UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                              CAVIT SCIENCES, INC.
                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                   14964T 10 1
                                 (CUSIP Number)


                                Raymond S. Bazley
                            100 East Linton Boulevard
                                   Suite 106B
                           Delray Beach, Florida 33483
                                 (561) 278-7856
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 15, 2006
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A
---------------------                                          -----------------
CUSIP NO. 14964T 10 1                                          Page 2 of 5 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Raymond S. Bazley
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF  00
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     1,198,165 shares of Common Stock
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       1,198,165 shares of Common Stock
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,198,165 shares of Common Stock
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.01% of Common Stock
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                 SCHEDULE 13D/A
---------------------                                          -----------------
CUSIP NO. 14964T 10 1                                          Page 3 of 5 Pages
---------------------                                          -----------------

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $0.01 par value, of Cavit Sciences, Inc., a Florida corporation ("Cavit" or the "Issuer"). The address of Cavit's principal office is 100 East Linton Boulevard, Suite 106B, Delray Beach, Florida 33484.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Name

          Raymond S. Bazley

     (b)  Business Address

          100 East Linton Boulevard, Suite 106B, Delray Beach, Florida 33484.

     (c)  Present Principal Occupation

          Mr. Bazley is the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer of RayMels, LLC, which owns and operates a bar and restaurant.

          Mr. Bazley is a member of the Board of Directors of Cavit.

          Mr. Bazley is also a consultant to Hard to Treat Diseases, Inc.

     (d)  During the last five years,  Mr.  Bazley has not been  convicted  in a
          criminal   proceeding   (excluding   traffic   violations  or  similar
          misdemeanors).

     (e) During the last five years, Mr. Bazley has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship

          United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Bazley acquired 100,000 shares of Cavit common stock as compensation for serving on Cavit's Board of Directors. On May 23, 2006, Mr. Bazley purchased from Cavit 300,000 shares of Cavit common stock. These shares were valued at $.08 per share for an aggregate purchase consideration of $24,000.

Mr. Bazley acquired 301,500 shares of Cavit common stock in the spin-off of Cavit shares by its parent company, Hard to Treat Diseases, Inc., such shares being attributable to Mr. Bazley's 30,150,000 shares of Hard to Treat Diseases, Inc. common stock.

                                 SCHEDULE 13D/A
---------------------                                          -----------------
CUSIP NO. 14964T 10 1                                          Page 4 of 5 Pages
---------------------                                          -----------------

On November 14, 2006, Mr. Bazley acquired an additional 250,000 shares of Cavit common stock in a private transaction for $.08 per share.

On December 1, 2006, Mr. Bazley acquired an additional 125,000 shares of Cavit common stock in a private transaction for $.08 per share.

On December 15, 2006, Mr. Bazley acquired an additional 37,500 shares of Cavit common stock as compensation for serving on Cavit's Board of Directors valued at $.08 per share.

On December 15, 2006, Mr. Bazley acquired an additional 84,165 shares of Cavit common stock as a result of an anti-dilution provision included in his stock purchase agreement with Cavit.

ITEM 4. PURPOSE OF TRANSACTION

All of such shares described in Item 3, above, were acquired for investment purposes. Mr. Bazley currently has no plans or proposals that relate to or would result in:

     (a) The acquisition by any person of additional securities of Cavit or the disposition of securities of Cavit;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization   or  liquidation,   involving  Cavit  or  any  of  its
          subsidiaries;

     (c) A sale or transfer of a material amount of assets of Cavit or any of its subsidiaries;

     (d) Any change in the present board of directors or management of Cavit, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of Cavit;

     (f)  Any other material change in Cavit's business or corporate structure;

     (g) Changes in Cavit's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Cavit by any person;

     (h) Causing a class of securities of Cavit to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i)  A  class  of  equity   securities  of  Cavit  becoming   eligible  for
          termination of registration  pursuant to Section  12(g)(4) of the Act;
          or

     (j)  Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)  Aggregate Number and Percentage of Securities

                                 SCHEDULE 13D/A
---------------------                                          -----------------
CUSIP NO. 14964T 10 1                                          Page 5 of 5 Pages
---------------------                                          -----------------

          According to the most recently available information, there are approximately 13,294,357 shares of Cavit common stock outstanding. Mr. Bazley beneficially owns 1,198,165 shares of Cavit common stock or approximately 9.01 % of the outstanding shares.

     (b)  Power to Vote and Dispose

          Mr. Bazley has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of the 1,198,165 shares of the Cavit common stock owned directly by him.

     (c)  Transactions within the Past 60 Days

          Mr. Bazley has not engaged in any transactions in Common Stock of Cavit during the past sixty days other than the transactions described in Item 3, above, which is incorporated herein by reference.

     (d)  Certain Rights of Other Persons

          Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         December 18, 2006
                                         -----------------------------
                                         (Date)



                                         /s/ Raymond S. Bazley
                                         -----------------------------
                                         Signature


                                         Raymond S.Bazley
                                         -----------------------------
                                         Name